UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (Amendment No. 5 (Final))*

                         Banyan Mortgage Investment Fund
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                  066 82 P 106
                                 (CUSIP Number)


                                Monica Lord, Esq.
                        Kramer, Levin, Naftalis & Frankel
                                919 Third Avenue
                               New York, NY 10022
                                 (212) 715-9100
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 6, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 8 Pages

                                                   SCHEDULE 13D
CUSIP No.  066 82 P 106
-----------------------
1)NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Gabriel Capital, L.P.

--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)    |X|
                                                                (b)    |_|

--------------------------------------------------------------------------------
3)       SEC USE ONLY


--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

                   WC

--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                |_|

--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF                  None
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY                  None
EACH REPORTING
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                             None

                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                             None

--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         None

--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                           |_|

--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0%

--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

                                Page 2 of 8 Pages

                                                   SCHEDULE 13D
CUSIP No.  066 82 P 106
-----------------------
1)NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Ariel Fund Limited
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)    |X|
                                                                 (b)    |_|
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

                   WC

--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                |_|

--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman Islands

--------------------------------------------------------------------------------
                               7)       SOLE VOTING POWER
                                                 None
         NUMBER OF             -------------------------------------------------
           SHARES              8)       SHARED VOTING POWER
        BENEFICIALLY                             None
          OWNED BY
       EACH REPORTING          -------------------------------------------------
           PERSON              9)       SOLE DISPOSITIVE POWER
            WITH                                 None
                               -------------------------------------------------
                               10)      SHARED DISPOSITIVE POWER
                                                 None
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         None

--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                            |_|

--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0%

--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------


                                Page 3 of 8 Pages

                                                   SCHEDULE 13D
CUSIP No.  066 82 P 106
-----------------------
1)NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Ariel Management Corp.

--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)    |X|
                                                              (b)    |_|

--------------------------------------------------------------------------------
3)       SEC USE ONLY


--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

                   00

--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                             |_|

--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

--------------------------------------------------------------------------------
                               7)       SOLE VOTING POWER
                                                 None
         NUMBER OF             -------------------------------------------------
           SHARES              8)       SHARED VOTING POWER
        BENEFICIALLY                             None
          OWNED BY
       EACH REPORTING          -------------------------------------------------
           PERSON              9)       SOLE DISPOSITIVE POWER
            WITH                                 None
                               -------------------------------------------------
                               10)      SHARED DISPOSITIVE POWER
                                                 None

--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         None

--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                          |_|

--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0%

--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------

                                Page 4 of 8 Pages

                                                   SCHEDULE 13D
CUSIP No.  066 82 P 106
-----------------------
1)NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  J. Ezra Merkin

--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)    |X|
                                                                 (b)    |_|

--------------------------------------------------------------------------------
3)       SEC USE ONLY


--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

                   00

--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                               |_|

--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

--------------------------------------------------------------------------------
                               7)       SOLE VOTING POWER
                                                 None
         NUMBER OF             -------------------------------------------------
           SHARES              8)       SHARED VOTING POWER
        BENEFICIALLY                             None
          OWNED BY
       EACH REPORTING          -------------------------------------------------
           PERSON              9)       SOLE DISPOSITIVE POWER
            WITH                                 None
                               -------------------------------------------------
                               10)      SHARED DISPOSITIVE POWER
                                                 None

--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         None

--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                           |_|

--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0%

--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------


                                Page 5 of 8 Pages

                                 AMENDMENT NO. 5
                             (FINAL) TO SCHEDULE 13D


         This Amendment No. 5 (Final) amends and supplements the following Items of the Reporting Persons' Statement on Schedule 13D, as previously amended by Amendment No. 1 dated December 5, 1995, Amendment No. 2 dated May 17, 1996, Amendment No. 3 dated November 19, 1996 and Amendment No. 4 dated December 4, 1996 (the "Schedule").


Item 4.  Purpose of Transaction.

         The information contained in Item 4 to the Schedule is hereby amended and supplemented to read in its entirety as follows:

         On December 6, 1996, Gabriel, Ariel Fund and Ariel sold their entire holdings of the Common Stock to RGI Holdings, Inc., pursuant to the Common Stock Purchase and Sale Agreement dated December 3, 1996 by and among RGI Holdings, Inc., Gabriel, Ariel Fund and Ariel (the "Purchase and Sale Agreement"), included as Exhibit A to Amendment No. 4 to Schedule 13D. See Item 5 and Item 6.

Item 5.  Interest in Securities of Issuer.

         The information contained in Items 5(a)-(e) to the Schedule is hereby amended and supplemented to read in its entirety as follows:

         (a) The Reporting Persons do not beneficially own shares of Common Stock. See Item 5(c).

         (b) Not applicable.

         (c) Schedule I indicates the transactions effected by the Reporting Persons during the period from December 4, 1996 through the date hereof. All such trades were effected pursuant to the Purchase and Sale Agreement dated December 3, 1996, included as Exhibit A to Amendment No.4 to Schedule 13D.

         (d) Not applicable.

         (e) On December 6, 1996, the Reporting Persons ceased to be the beneficial owner of more than 5% of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         The information contained in Item 6 to the Schedule is hereby amended and supplemented to read in its entirety as follows:

         On December 6, 1996 Gabriel, Ariel Fund and Ariel sold their entire holdings of the Common Stock to RGI Holdings, Inc., pursuant to the Purchase and Sale Agreement. In connection with such sale, Gabriel, Ariel Fund and Ariel executed an irrevocable proxy appointing RGI Holdings, Inc. their proxy and attorney in fact with respect to all of their shares of Common Stock.


                                Page 6 of 8 Pages

Signature.

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


                                       GABRIEL CAPITAL, L.P.

                                       By: /s/ J. Ezra Merkin
                                           -----------------
                                            Name:  J. Ezra Merkin
                                            Title: General Partner


                                       ARIEL FUND LIMITED

                                       By:  MEESPIERSON MANAGEMENT
                                            (CAYMAN) LIMITED


                                       By:/s/ P.A. De Ruijter  /s/ R.H. Hanson
                                         -------------------------------------
                                           Name: P.A. De Ruijter   R.H. Hanson
                                           Title: Director         Director

                                       ARIEL MANAGEMENT CORP.


                                       By:/s/ J. Ezra Merkin
                                       ----------------------
                                         Name: J. Ezra Merkin
                                         Title: President



                                        /s/ J. Ezra Merkin
                                        -------------------
                                        J. EZRA MERKIN



Dated:  December 9, 1996


                                Page 7 of 8 Pages

                                   SCHEDULE I

              Sale of Shares of Common Stock After December 3, 1996


                                                                                               Number of Shares
                                                                              ------------------------------------------------------


                                 Aggregate                         Aggregate
                                   Dollar          Price Per         Share            Ariel                             Private
           Date                    Amount            Share           Amount            Fund            Gabriel          Account
------------------------      --------------     -----------     ------------     ------------     ------------      -----------

Balance as of
December 3, 1996                     - -              - -             3,561,900        1,991,103     1,349,962         220,835

December 6, 1996                 $2,137,140          $0.60            3,561,900        1,991,103     1,349,962         220,835

Balance as of
December 6, 1996                    - -               - -              0                0             0                0


------------------------------------------------------------------------------------------------------------------------------------


                                               Page 8 of 8 Pages